James W. McKenzie, Jr.
Partner
215.963.5134
jmckenzie@MorganLewis.com
June 15, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Jeffrey P. Riedler Assistant Director

Re:	NuPathe Inc. Registration Statement on Form S-1 Filed May 14, 2010 File Number: 333-166825
Dear Mr. Riedler:
On behalf of NuPathe Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated June 10, 2010, to Jane H. Hollingsworth with respect to the Company’s Registration Statement on Form S-1 referred to above (the “Registration Statement”).
In response to your letter, set forth below are your comments in bold followed by the Company’s responses. Where indicated below, the Company has included changes to the disclosure in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter.
For the convenience of the Staff’s review, copies of this letter, Amendment No. 1, marked to reflect changes against the initial filing of the Registration Statement, and the confidential treatment request that the Company filed as of the date hereof, are being delivered to Mr. Bryan J. Pitko.
Philadelphia    Washington    New York    Los Angeles    San Francisco    Miami    Pittsburgh    Princeton    Chicago    Minneapolis
Palo Alto    Dallas    Houston    Harrisburg    Irvine    Boston    Wilmington    London    Paris    Brussels    Frankfurt    Beijing    Tokyo

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

Form S-1
General
1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
Response: To the extent applicable, the Company has provided additional disclosure in accordance with the Staff’s comment to sections not cited as examples.
2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
Response: The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing pricing-related information. The Company confirms that it is aware that it must file this pre-effective amendment prior to circulating the prospectus. The Company will include pricing-related information in a subsequent amendment to the Registration Statement.
3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your ranges may not exceed $2 if you price below $20 and 10% if you price above $20.
Response: When the Company files a pre-effective amendment that includes the price range, the price range will meet the definition of “bona-fide” stated in the Staff’s comment.
4.	Please file your exhibits as promptly as possible. We will need time to review these documents once they are filed.
Response: The Company has filed all exhibits required by the Exhibit Table to Item 601(a) of Regulation S-K with the Registration Statement and Amendment No. 1, except for Exhibits 1.1, 3.2, 3.4, 5.1, 10.13, 10.14, 10.15, 10.16 and 23.2, each of which will be filed with a subsequent amendment to the Registration Statement.
5.	Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

Response: The Company does not intend to use any graphic, visual or photographic information in its printed prospectus other than the Company logo that appears on the cover page of the prospectus relating to the Registration Statement. If the Company decides to use any such additional information, it will provide such information to the Staff for comment prior to inclusion in any printed prospectus.
Cover Page
6.	Please delete the phrase “Joint Book-Running Managers” from your cover page.
Response: The Company has deleted the phrase “Joint Book-Running Managers” from the cover page of the prospectus relating to the Registration Statement.
Prospectus Summary, page 1
7.	We note that your registration statement includes numerous references to data attributed to IMS Health, Inc. Please briefly describe who IMS Health is. In addition, please disclose what your relationship is to IMS Health and whether the information attributed to IMS Health was compiled on your behalf.
Response: The Company has revised the disclosures on pages 1 and 60 of Amendment No. 1 to clarify that IMS Health Inc. (“IMS”) is a leading provider of pharmaceutical industry market data. The Company supplementally advises the Staff that IMS compiles market data from drug manufacturers, wholesalers, retail pharmacies, hospitals, long-term care facilities and healthcare professionals and provides data to third parties for a fee.
The Company is a client of, and has paid the required fee to obtain the IMS data used in the Registration Statement from, IMS. The data and reports by IMS cited in the Registration Statement were not funded by, nor is IMS otherwise affiliated with, the Company, and IMS did not compile the data on the Company’s behalf. The data and reports cited in the Registration Statement may be purchased from IMS by any third party.
8.	On page 3 you have stated that you have not independently verified the statistical, industry and market data included in the registration statement. It is not appropriate to disclaim information included in your filing. Please delete this paragraph.
Response: The Company has deleted the paragraph on page 3 of Amendment No. 1.

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

Risk Factors, page 8
“If we are not successful in attracting and retaining highly qualified personnel...” page 28
9.	To the extent you have experienced problems attracting and retaining highly qualified personnel in the recent past, please revise to describe these problems.
Response: The Company respectfully advises the Staff that it has not experienced problems attracting and retaining highly qualified personnel in the recent past.
Financial Overview
Research and Development Expenses, page 42
10.	Your statement on page 43 with regard to your inability to determine the completion costs of your development projects appears inconsistent with your discussion on page 34 where you state “[a]pproximately $ million to complete the clinical development of, seek marketing approval for, and if approved, commercially launch Zelrix in the U.S.” To the extent that you are able to estimate the completion costs or a range of estimated completion costs, disclose the costs for each project rather than providing a blanket statement for all projects.
Response: The Company has revised the disclosure on page 44 of Amendment No. 1 to specify the estimated development completion costs for Zelrix separately from other development projects for which the Company cannot currently estimate development completion costs.
Critical Accounting Policies and Use of Estimates
Stock-Based Compensation, page 44
11.	You disclose that you determine the aggregate equity value using a market-based approach and an asset-based approach. Please tell us why it is appropriate to use an asset-based approach given the high likelihood of an initial public offering transaction. Please also tell us the amount and percentage of the aggregate equity value that was determined under the asset-based approach.
Response: The Company respectfully advises the Staff that a market-based approach and an asset-based approach were considered in determining aggregate equity value. The aggregate equity value based upon each approach was as follows:

Valuation Date	Market-Based Approach	Asset-Based Approach
December 31, 2006	$8.5 million	$8.3 million
July 8, 2008	$30.2 million	$27.7 million

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

Although the values for the market and asset-based approach were similar, the aggregate equity value was derived solely from the market-based approach. The Company believes the market-based approach is more reflective of fair value because it is derived from market transactions involving the sale of securities of publicly traded companies sharing many of the same financial and operational characteristics and risks of the Company.
The Company has revised the disclosure on page 48 of Amendment No. 1 to state that the aggregate equity value was ultimately derived from the market-based approach.
12.	Please disclose the criteria used to identify “similar” companies in applying the market-based approach to determine the fair value of your common stock. Please provide an explanation for any material fluctuations between the fair value of the common stock underlying the equity-based instruments issued in 2010, if any, and the most recent issuances to the mid-point of your estimated IPO price range. If no significant events transpired during 2010 to support the difference between the fair value of the common stock underlying the equity-based instruments and to the mid-point of the estimated IPO price range, consider the following:
•	Whether the preference and the dividend rights are sufficient to support the fair value difference between the common and the preferred stocks;
•	Why the fair value of your common stock did not increase in July 2009 upon successful completion of the Phase III clinical trial for Zelrix; and,
•	Whether the companies you utilized in applying the market-based approach are truly similar to you.
Response: The Company has revised the disclosure on page 47 of Amendment No. 1 to include the criteria used to identify “similar” companies in the Stock-Based Compensation critical accounting policy.
The Company advises the Staff that no stock options, restricted stock or other equity-based instruments have been issued in 2010 that would have required the Company to estimate the current fair value of the Company’s common stock. As a result of the successful completion of the Phase III clinical trial for Zelrix in July 2009, the Company believes that the fair value of the Company’s common stock has likely increased from the prior estimated fair value of $0.24 per share. However, given that options to purchase only 55,000 shares of common stock have been granted subsequent to the July 2009 completion of the Phase III clinical trial, the Company did not undertake an updated analysis of the fair value of its common stock. Any such increase in fair value would have had an immaterial impact on stock-based compensation. For illustrative purposes, if

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

the fair value of the Company’s common stock had increased to $2.25 per share, the incremental grant-date fair value of the options to purchase 55,000 shares would have been $113,000, which recognized over the four-year vesting period of such awards equals only $28,000 of incremental stock-based compensation expense.
Liquidity and Capital Resources
Contractual Obligations, page 53
13.	Please revise your footnote here and on page F-20 to quantify the number of products licensed under the patent license agreement with the University of Pennsylvania. In addition, please include the minimum annual research and development commitment of $250,000 in your contractual obligations table, based on the minimum duration of your agreement (i.e. expiration of the last Penn patent).
Similarly, please disclose here and in your notes to financial statements the number of covered products under your license agreement with SurModics and the amount of milestone payments you are obligated to pay upon regulatory approval.
Response: The Company has revised the footnote disclosure to the Contractual Obligations table on page 57 of Amendment No. 1 to indicate that the patent license agreement (the “Penn License Agreement”) with the University of Pennsylvania currently covers two of the Company’s product candidates, NP201 and NP202, and has made corresponding revisions to the disclosures on pages 74 and F-21 of Amendment No. 1. In addition, the Company has included the minimum annual research and development commitment of $250,000 in the Contractual Obligations table on page 57 of Amendment No. 1 through 2016.
The Company has revised its disclosures on pages 58, 75 and F-22 of Amendment No. 1 to reflect that its license agreement (the “SurModics License Agreement”) with SurModics Pharmaceuticals, Inc. (“SurModics”) covers one of the Company’s product candidates, NP201.
With respect to milestone payments, the Company directs the Staff to the existing disclosures on pages 58, 75 and F-22 of Amendment No. 1, indicating that the Company is obligated to pay milestone payments to SurModics of up to an aggregate amount of $4.75 million upon the achievement of specified development, regulatory and sales level milestones relating to products covered by the SurModics License Agreement.
The Company advises the Staff that it is seeking confidential treatment with respect to that portion of the $4.75 million aggregate milestone payments that is payable upon first regulatory approval of a covered product, as well as the amount of the additional milestone payments to be made upon regulatory approval of additional indications. The

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

Company believes that the amounts of these milestone payments are highly-bargained-for commercial or financial information that, if disclosed, would cause substantial competitive injury to the Company. Therefore, the Company respectfully advises the Staff that it has not revised its disclosures on pages 58, 75, F-21 and F-22 of Amendment No. 1 to include the amount of milestone payments the Company must pay to SurModics upon regulatory approval.
Business, page 56
14.	We note your reliance on agreements with third-party clinical research organizations to conduct your clinical trials. It appears that you may be substantially dependent on some or all of these agreements. If you are, please file copies and describe the material terms of the agreements within your Business section. If you do not believe that you are substantially dependent on them, please provide an analysis supporting your determination.

Response: The Company respectfully submits that it believes that it is not substantially dependent on any particular agreement or third party for the conduct of its clinical trials. The Company relies on clinical research organizations (“CROs”) for some aspects of its clinical trials, including data management, statistical analysis and electronic compilation. The Company, however, manages the conduct of its own clinical trials. Furthermore, the Company believes services provided to the Company by CROs are available from many other third party organizations, and, if the Company desires to replace a CRO, it may terminate contracts with existing CROs on short notice without penalty. In light of these facts, the Company does not believe that it is substantially dependent on any CROs.

The Company acknowledges that replacing a CRO may involve costs and require management’s time and effort. However, the Company does not believe these potential costs make it substantially dependent on any CRO. Considering the foregoing, the Company respectfully advises the Staff that it has not revised its disclosures to describe agreements with CROs and has not filed any such agreements as exhibits to the Registration Statement.

15.	Throughout the registration statement you cite various estimates, statistics, and other figures. For example:
•	On page 56: “Current non-oral migraine treatments, limited to nasal spray and injectable formulations, are often poorly tolerated...;”

•	On page 59: “Based on data from multiple published third party clinical trials, we believe patients’ failure to respond consistently results from...;”

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

•	On page 59: “The incidence of triptan adverse events is 47% for injection and 14% for oral sumatriptan;”

•	On page 65: “Some scientist believe that intermittent dosing may hasten the progression of Parkinson’s...;”

•	On page 65: “Multiple third party studies suggest that continuous medication delivery can alleviate the symptoms of Parkinson’s disease...”
Please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimate, please explain how you arrived at those estimates and identify any third party sources you relied upon.

Response: The Company has revised its disclosures on pages 60, 63 and 69 of Amendment No. 1 to attribute the statements on these pages to the third party sources from which it obtained such information. The Company believes it has attributed any similar statements in the Registration Statement to the appropriate third party sources. In addition, the Company respectfully advises the Staff that it believes that it does not cite its own estimates in Amendment No. 1.
•	On page 56: “Current non-oral migraine treatments, limited to nasal spray and injectable formulations, are often poorly tolerated...;”

The Company has revised the disclosure on page 60 of Amendment No. 1 to disclose that the Company’s statement regarding adverse events was based on U.S. prescribing information.

•	On page 59: “Based on data from multiple published third party clinical trials, we believe patients’ failure to respond consistently results from...;”

The Company has revised the disclosure on page 63 of Amendment No. 1 to disclose the article on which the Company based its statement regarding certain causes of patients’ failure to respond consistently to oral triptans.

•	On page 59: “The incidence of triptan adverse events is 47% for injection and 14% for oral sumatriptan;”
The Company has revised the disclosure on page 63 of Amendment No. 1 to disclose that the Company’s statement regarding the reported incidences of triptan adverse events was based on U.S. prescribing information.

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

•	On page 65: “Some scientists believe that intermittent dosing may hasten the progression of Parkinson’s...;”

The Company has revised the disclosure on page 69 of Amendment No. 1 to disclose the peer-reviewed medical journal article on which the Company based its statement regarding intermittent dosing and the progression of Parkinson’s disease.

•	On page 65: “Multiple third party studies suggest that continuous medication delivery can alleviate the symptoms of Parkinson’s disease...”

The Company has revised the disclosure on page 69 of Amendment No. 1 to disclose the peer-reviewed medical journal article on which the Company based its statement regarding the alleviation of Parkinson’s disease symptoms without inducing abnormal movements.
License and Development Agreements, page 68
16.	Please revise your disclosure to describe any termination provisions under your asset purchase and license agreement with Travanti Pharma Inc. that would terminate the parties’ license rights.

Response: The Company has revised the disclosure on page 72 of Amendment No. 1 to clarify that the Asset Purchase and License Agreement (the “Travanti License Agreement”) with Travanti Pharma Inc. (“Travanti”) does not contain any termination provisions under which the Company’s license rights would terminate. The Company respectfully directs the Staff to its existing disclosure on page 72 of Amendment No. 1, which states that under the Travanti License Agreement, the Company purchased certain assets from Travanti and received a perpetual, worldwide, exclusive, royalty-free license.

17.	Please revise your disclosure to disclose the sum of amounts paid to date under your development and license agreement with LTS Lohman Therapie-Systeme AG.

Response: The Company has revised the disclosure on page 73 of Amendment No. 1 to indicate that, as of May 31, 2010, it has incurred fees of $5.2 million under the license and development agreement with LTS Lohman Therapie-Systeme AG (“LTS”), $4.9 million of which has been paid.

18.	Please revise your disclosure to provide the expected expiration date of the last patent included under your patent license agreement with the University of Pennsylvania.

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

Response: The Company has revised the disclosure on page 74 of Amendment No. 1 to clarify that it expects the last patent under the Penn License Agreement to expire will expire in April 2027.
Executive Compensation, page 84
19.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: The Company advises the Staff that it has assessed risks in relation to its compensation structure and policies, and has determined that no disclosure is required under Item 402(s) of Regulation S-K.

To reach this conclusion, management conducted an assessment of potential risks relating to the Company’s compensation policies and practices for its employees, including those related to executive compensation programs. The Company has no operating subsidiaries or separate business units, so employee compensation was assessed for the Company as a whole. The assessment considered the Company’s compensation policies and practices, identified potential risks and considered mitigating factors. Management reviewed and discussed the findings of the risk assessment with the compensation committee of the Company’s board of directors. Based upon the assessment, management determined that the Company’s compensation policies and practices do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on the Company.

Based on this assessment, the Company respectfully submits that disclosure is not required under Item 402(s) of Regulation S-K.

20.	We note that you have entered into employment agreements with several executive officers. Please identify these executive officers and provide a description of the material terms of the agreements. In addition, please file each of the employment agreements as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company has revised its disclosures on pages 96 and 100-102 of Amendment No. 1 to describe the material terms of the employment agreements with its Chief Executive Officer, Jane H. Hollingsworth, and its President, Terri B. Sebree. The Company will file these employment agreements as exhibits with a subsequent amendment to the Registration Statement.

The Company expects to enter into employment agreements with its other executive officers, and if it does so, will provide corresponding disclosure in, and file these

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

employment agreements as exhibits with, a subsequent amendment to the Registration Statement.
Annual Performance Bonus Compensation, page 86
21.	Please revise your disclosure to identify which of the 2009 individual performance goals for your NEOs, aside from Ms. Hollingsworth, were achieved and which were not.

Response: The Company has revised its disclosure on pages 93 and 94 of Amendment No. 1 to identify which 2009 individual performance goals were achieved by each named executive officer, aside from Jane H. Hollingsworth.

22.	We note that your employment agreements with several executive officers provide for severance and continuation of benefits in the event of termination without cause, including a change of control. As such, please revise your Compensation Discussion and Analysis to include the disclosure required under Item 402(j) of Regulation S-K.

Response: The Company has revised its disclosures on pages 96 and 100-102 of Amendment No. 1 to include the disclosure required under Item 402(j) of Regulation S-K with respect to employment agreements with its Chief Executive Officer, Jane H. Hollingsworth, and its President, Terri B. Sebree. The Company expects to enter into employment agreement with its other executive officers, and if it does so, will provide corresponding disclosure in a subsequent amendment to the Registration Statement.
Transactions with Related Persons, page 102
23.	We note that on page F-21 you disclose that a former director and current shareholder of the Company is chairman of a company that received $454,337 for clinical development services in 2009. To the extent that this person is a related person under Item 404(a) of Regulation S-K, please identify this individual and provide a description of the material terms of the agreement. In addition, please file any underlying agreement as an exhibit.

Response: The Company respectfully advises the Staff that the transactions relating to the former director, current shareholder and consultant of the Company (Dr. John Climax) and the consulting services provided to the Company by certain affiliates of Icon plc do not require disclosure under Item 404(a) of Regulation S-K. The Company has clarified its disclosure on page F-22 in response to the Staff’s inquiry.

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

From January 2007 through July 2008, Dr. Climax was a non-employee director of the Company. From January 2007 through the current date he was a greater than 5% holder of the Company’s Series A preferred stock.

During 2008 and 2009, Dr. Climax did not have an “indirect interest” under Item 404(b) of Regulation S-K in Icon plc, or the affiliates of Icon plc that provided consulting services to the Company, because he served solely as a director of Icon plc, and was neither an executive officer nor a greater than 10% equity holder of Icon plc and such affiliates. Considering these facts, the Company advises the Staff that disclosure of the agreement for consulting services between the Company and Icon Clinical Development LLC is not required under Item 404(a) of Regulation S-K. Additionally, as the agreement for consulting services was entered into in the ordinary course of business, the Company is not required under Item 601(a) of Regulation S-K to file the agreement as an exhibit to the Registration Statement.

The Company supplementally advises the Staff that it is has revised its disclosure regarding related party transactions on page 111 of Amendment No. 1. The revised disclosure describes Dr. Climax’s purchase, while he was a director and greater than 5% holder of the Company, of an aggregate of 537,634 shares of Series B preferred stock of the Company for an aggregate purchase price of $500,000.
Investor Rights Agreement and Stockholders Agreement, page 104
24.	Please describe all of the material terms of the Investor Rights Agreement, to the extent not already described in your discussion of registration rights on pages 112-113.

Response: The Company has revised the disclosure regarding the Investor Rights Agreement on page 113 of Amendment No. 1 to clarify which material terms of the Investor Rights Agreement will survive the closing of this offering and describe each of these material terms.
Recent sale of unregistered securities, page II-2
25.	For each of the unregistered sales of securities you have identified, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response: The Company has revised the disclosure on page II-3 of Amendment No. 1 to clarify the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for each disclosed sale of unregistered

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

securities. In addition, the Company has included a brief description of the facts relied upon for each such exemption.
Financial Statements
General
26.	Please update your financial statements through March 31, 2010 as required by Rule 3-12 of Regulation S-X.

Response: The Company has updated the financial statements through March 31, 2010 as required by Rule 3-12 of Regulation S-X.

27.	Please provide a disclosure of your material subsequent events as required under ASC 855-10-50.

Response: The Company advises the Staff that it has disclosed material subsequent events as required by ASC 855-10-50, which consist of:
•	The “April 2010 Convertible Notes” disclosed in Note 6(a) on page F-15 of Amendment No. 1;

•	The “May 2010 Loan Facility” disclosed in Note 6(b) on page F-16 of Amendment No. 1; and

•	The “Equipment Funding Agreement” disclosed in Note 9(c) on page F-22 of Amendment No. 1.
Financial Statements
Statements of Operations, page F-4
28.	You disclose on page F-20 that you paid $5.5 million to purchase a patent application. Since this does not represent the purchase of a business please cite for us the accounting literature that supports the classification of this expense as acquired in-process research and development expenses as opposed to research and development expenses.

Response: The Company respectfully advises the Staff that it believes that given the material amount and infrequent nature of the acquired in-process research and development (“IPR&D”) charge, presenting such expense on the face of the statement of operations as a separate item provides greater transparency to the reader of the financial statements than combining it with other research and development (“R&D”) expenses, which would distort the trend of recurring R&D expenses incurred by the Company.

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

Like IPR&D acquired in a business combination, the Company does not believe there is specific accounting literature that either supports or prohibits the separate classification of IPR&D purchased as an individual asset. The Company believes that presenting the IPR&D charge as a separate item is consistent with comments made at the 2001 AICPA National Conference on Current SEC Developments by Todd E. Hardiman, Associate Chief Accountant Division of Corporation Finance, in which Mr. Hardiman encouraged registrants to provide “clear and meaningful disclosure related to research and development projects acquired.” Additionally, the Company believes that presenting the IPR&D charge as a separate item on the statement of operations provides greater consistency with the presentation of the IPR&D charge in the statement of cash flows which is required by the AICPA Practice Aid “Assets Acquired in a Business Combination to be Used in Research & Development Activities.”
(6) Debt
(a) Convertible Notes, page F-13
29.	Please revise your disclosure to state the current conversion price of April 2010 convertible promissory notes. In addition, if the conversion price is adjustable for any events other than an IPO as you already have described, describe those events and how the conversion price will be adjusted.

Response: Because the current anticipated conversion price is based upon the price of the initial public offering (“IPO”), the Company will disclose the conversion price of the April 2010 convertible promissory notes in a subsequent amendment to the Registration Statement that includes the mid-point of the estimated range at which the shares of the Company’s common stock to be offered in the IPO will be priced. The Company has revised its disclosure in Note 6(b) on page F-15 of Amendment No. 1 to include the conversion prices associated with events other than an IPO.
(7) Capital Structure
(a) Redeemable convertible Preferred Stock, page F-15
30.	On your Statements of Redeemable convertible Preferred Stock and Stockholders’ Deficit, you accrete the preferred stock balance to its liquidation value. Please revise your disclosure to explain the difference between the preferred stock carrying amount and its liquidation value.

Response: The Company has revised its disclosure in Note 7(a) on pages F-15 and F-16 of Amendment No. 1 to explain the difference between the preferred stock carrying amount and its liquidation value.
We hope the foregoing have been responsive to the Staff’s comments. If you have any

Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2010

questions, please feel free to contact me at (215) 963-5134 or Michael Peterson at (215) 963-5025.
Very truly yours,
/s/ JAMES W. MCKENZIE, JR.
James W. McKenzie, Jr.

cc:	Michael N. Peterson Jane H. Hollingsworth Suzanne M. Hanlon, Esq. Bryan J. Pitko